Exhibit 3.1

AMENDMENT TO BY-LAWS

OF ATLANTIC TELE-NETWORK, INC.

RESOLVED:	That, effective January 1, 2006, Sections 4 and 6 of Article IV of the By-Laws of the Corporation be revised to read in their entirety as follows:

SECTION 4.	Chairman of the Board. The Chairman of the Board, if one shall have been elected, shall be a member of the Board of Directors, an officer of the Corporation and, if present, shall preside at each meeting of the Board of Directors or the stockholders. He shall advise and counsel with the President and, in the President’s absence, with other executives of the Corporation, and shall perform such other duties as may from time to time be assigned to him by the Board of Directors.

SECTION 6.	The President. The President shall, in the absence of the Chairman of the Board or if the Chairman of the Board shall not have been elected, preside at each meeting of the Board of Directors or the stockholders. The President shall be the chief executive officer of the Corporation and shall perform all duties incident to the office of President and chief executive officer and such other duties as may from time to time be assigned to him by the Board of Directors.